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                          December 7, 2023

       Anirvan Ghosh, Ph.D.
       Chief Executive Officer
       Unity Biotechnology, Inc.
       285 East Grand Avenue
       South San Francisco, CA 94080

                                                        Re: Unity
Biotechnology, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed December 6,
2023
                                                            File No. 333-275924

       Dear Anirvan Ghosh:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Joshua
Gorsky at 202-551-7836 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Rick A. Werner, Esq.